United States securities and exchange commission logo





                               July 7, 2022

       Reinout Schakel
       Chief Financial Officer and Chief Strategy Officer
       Luckin Coffee Inc.
       28th Floor, Building T3, Haixi Jingu Plaza
       1-3 Taibei Road
       Siming District, Xiamen City, Fujian
       People   s Republic of China, 361008

                                                        Re: Luckin Coffee Inc.
                                                            Annual Report on
Form 20-F
                                                            Filed April 14,
2022
                                                            File No. 001-38896

       Dear Mr. Schakel:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021

       Item 3. Key Information, page 1

   1.                                                   Please disclose
prominently that you are not a Chinese operating company but a Cayman
                                                        Islands holding company
with operations conducted by your subsidiaries and through
                                                        contractual
arrangements with a variable interest entity (VIE) based in China and that this structure involves
unique risks to investors. If true, disclose that these contracts have not been tested in court.
Explain whether the VIE structure is used to provide investors with exposure to foreign
investment in China-based companies where Chinese law prohibits direct foreign
investment in the operating companies, and disclose that investors may never hold equity
interests in the Chinese operating company. Your disclosure should acknowledge that
Chinese regulatory authorities could disallow this structure, which would likely result in
a material change in your operations and/or a material change in the
 Reinout Schakel
FirstName   LastNameReinout Schakel
Luckin Coffee   Inc.
Comapany
July 7, 2022NameLuckin Coffee Inc.
July 7,2 2022 Page 2
Page
FirstName LastName
         value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of your operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021 and whether and how the Holding Foreign Companies Accountable Act, the
         Accelerating Holding Foreign Companies Accountable Act and related regulations will affect your company. In this light, we note that you have been added to the conclusive list of issuers identified under the HFCAA, available at www.sec.gov/hfcaa. This section should address, but not necessarily be limited to, the risks highlighted in the forward-
         looking statements section.
3. We note your definitions in the Introduction section on page ii. Please disclose clearly how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business
         operations. Refrain from using terms such as    we    or    our
when describing activities or
         functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Also, we note your definition of "China" and "PRC" excludes
         Taiwan, Hong Kong, and Macau. Please revise to remove this exclusion.
4. Please provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
5. Please amend your disclosure here, in the summary risk factors, and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong
         Kong entity, the funds may not be available to fund operations or for other use outside of
 Reinout Schakel
FirstName   LastNameReinout Schakel
Luckin Coffee   Inc.
Comapany
July 7, 2022NameLuckin Coffee Inc.
July 7,3 2022 Page 3
Page
FirstName LastName
         the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Please provide cross-references to these other discussions.
6. Please discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
7. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, please summarize the policies, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.
8. Please disclose clearly that the company uses a structure that involves a VIE based in
         China and what that entails, and provide early in the summary a
diagram of the company   s
         corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of
the VIE   s operations
         and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which
the company   s
         operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the
         VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Additionally, please revise the dashed line from the Beijing WFOE to the VIE to remove the arrow.
9. We note your disclosure that you are a Cayman Islands holding company and Beijing
         WFOE has entered into a series of contractual arrangements with the VIE and its shareholders, which enable you to "(i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in the VIE when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIE and hence consolidate its financial results under U.S. GAAP." However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE
 Reinout Schakel
FirstName   LastNameReinout Schakel
Luckin Coffee   Inc.
Comapany
July 7, 2022NameLuckin Coffee Inc.
July 7,4 2022 Page 4
Page
FirstName LastName
         agreements have not been tested in a court of law. Please make conforming changes throughout your filing.
10. Please revise to provide a summary of risk factors, and disclose the risks that your corporate structure and being based in or having the majority of the
company   s operations
         in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the filing. For example, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
11. We note your risk factor disclosure on page 40. In this section, please revise to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is
         required to approve the VIE   s operations, and state affirmatively
whether you have
         received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also update your risk factor disclosure, as appropriate.
12. We note that you do not appear to have relied upon an opinion of counsel with respect to your assessment of the permissions and approvals required to operate your business and to offer securities to investors. If true, please state as much and explain why such an opinion was not obtained.
13. In this section, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer,
 Reinout Schakel
FirstName   LastNameReinout Schakel
Luckin Coffee   Inc.
Comapany
July 7, 2022NameLuckin Coffee Inc.
July 7,5 2022 Page 5
Page
FirstName LastName
         and their tax consequences. Similarly quantify dividends or distributions made to U.S.
         investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
         U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
14. We note that the consolidated VIE constitutes a material part of your consolidated financial statements. Please provide in tabular form a condensed
         consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
15. Please disclose that trading in your securities may be prohibited under the Holding
         Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and that you have been added to the conclusive list of issuers identified under the HFCAA, available at www.sec.gov/hfcaa.
Item 3.D. Risk Factors, page 1

16. We note your risk factor disclosure regarding the VIE on page 32. Please revise to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your
         PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
17. We note your disclosure about the Holding Foreign Companies Accountable Act on page
         38. Please expand your risk factors to disclose that the United States Senate has passed
 Reinout Schakel
Luckin Coffee Inc.
July 7, 2022
Page 6
      the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
      decrease the number of    non-inspection years    from three years to two
years, and thus,
      would reduce the time before your securities may be prohibited from trading or delisted.
      Update your disclosure to reflect that the Commission adopted rules to implement the
      HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
      Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. In this light, we note that you have been added to the conclusive list of issuers identified under the HFCAA, available at www.sec.gov/hfcaa. Your disclosure should address, but not necessarily be limited to, the risks highlighted in the forward-looking statements section.
18. We note your disclosure on pages 41-42 regarding recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange. Please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
General

19. In an appropriate place in your annual report, for example, in your risk factor where you discuss service of legal process on page 32, please name the directors, officers, or members of senior management located in the PRC/Hong Kong and include a separate
      "Enforceability" section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the
      United States.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.



                                                              Sincerely,
FirstName LastNameReinout Schakel
                                                              Division of
Corporation Finance
Comapany NameLuckin Coffee Inc.
                                                              Office of Trade &
Services
July 7, 2022 Page 6
cc:       Li He
FirstName LastName